EXHIBIT 99.1

Tuesday, May 17, 2011

PAGIC LLC Inc. Termination of “Intellectual Property, Sales and Purchase Agreement”

VANCOUVER, BRITISH COLUMBIA, Tuesday, May 17, 2011 - Valcent Products Inc. (OTC QB: VCTZF) (the “Company”) announces that it has terminated the “Intellectual Property, Sales, and Purchase Agreement” (the Agreement) with PAGIC LLC Inc. and Glen Kertz.  The Company’s products have taken a new direction and after due consideration, and a comprehensive review by the Company’s Counsel, it has concluded that it is not using the Intellectual Property that is the subject of the Agreement. The company has developed, and filed, patents pending that are designed to protect the company as it pursues a variety of vertical farming technologies and systems.

The Company would like to thank Glen Kertz for his past contributions and involvement with Valcent.

About Valcent Products Inc:

Named one of the 50th Best Innovations by Time Magazine and featured on CNN International. Valcent Products Inc. (OTCQB: VCTZF) specializes in vertical, eco-friendly urban growing solutions. For more information, visit: www.valcent.net.

Contact:

Ray Torresan
604-644-0980
ray@torresan.com

Safe Harbor for Forward Looking Statements:  This press release contains forward-looking information, in that it describes events and conditions which Valcent Products, Inc. reasonably expects to occur in the future, and statements including opinions, assumptions and estimates.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “seeks”, “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, including inability to complete sales in process or develop positive cash flow from anticipated product sales, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbor for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Valcent disclaims any obligation to update any forward-looking statements.